UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Genesis Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

371927104

(CUSIP Number)

John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS GSO Rodeo Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS GSO Rodeo Holdings Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,668,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,668,389*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Calculated pursuant to Rule 13d-3. See Item 5.

SCHEDULE 13D

CUSIP No. 371927104

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,668,389*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,668,389*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,668,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Calculated pursuant to Rule 13d-3. See Item 5.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Units - Class A (the “Class A Common Units”) representing limited partner interests of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 919 Milam Suite 2100, Houston, Texas 77002.

Item 2. Identity and Background.

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	GSO Rodeo Holdings LP, which is a Delaware limited partnership (“GSO Rodeo”);

(ii)	GSO Rodeo Holdings Associates LLC, which is a Delaware limited liability company;

(iii)	GSO Holdings I L.L.C., which is a Delaware limited liability company (each of the entities listed in (i) through (iii), a “GSO Entity”);

(iv)	Blackstone Holdings II L.P., which is a Delaware limited partnership;

(v)	Blackstone Holdings I/II GP L.L.C., which is a Delaware limited liability company;

(vi)	The Blackstone Group Inc., which is a Delaware corporation;

(vii)	Blackstone Group Management L.L.C., which is a Delaware limited liability company (each of the entities listed in (iv) through (vii), a “Blackstone Entity”);

(viii)	Stephen A. Schwarzman, who is a United States citizen; and

(ix)	Bennett J. Goodman, who is a United States citizen.

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities and Mr. Goodman is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of GSO Rodeo is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Rodeo Holdings Associates LLC is performing the functions of, and serving as, the general partner of GSO Rodeo and its related investment vehicles. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in GSO Rodeo Holdings Associates LLC and other affiliated entities.

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP, L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

The principal occupation of Mr. Goodman is serving as an executive of GSO Holdings I L.L.C. and certain affiliated entities.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Pursuant to a Class A Convertible Preferred Unit Purchase Agreement dated August 2, 2017, GSO Rodeo purchased 11,124,747 Class A Convertible Preferred Units (“Preferred Units”) from the Issuer for a cash purchase price per Preferred Unit equal to $33.71 (the “Issue Price”) for an aggregate purchase price of approximately $375 million. The funds used in connection with the original purchase of Preferred Units were provided from capital contributions from investors. Pursuant to the terms of the Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., as amended by the First Amendment and the Second Amendment thereto (as such document may be further amended, the “Partnership Agreement”), during the period beginning on September 1, 2017, the date of original issuance of the Preferred Units (the “Preferred Unit Closing Date”), and ending on March 1, 2019, the 18-month anniversary of such date, an aggregate of 1,543,642 additional Preferred Units were issued to GSO Rodeo in connection with the payment of quarterly distributions on the Preferred Units.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the general partner of the Issuer (the “General Partner”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms of the Partnership Agreement and the other documents described herein, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors of the General Partner (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the Partnership Agreement and the other documents described herein the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Units and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the Partnership Agreement and the other documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of Class A Common Units beneficially owned assumes 122,539,221 Class A Common Units outstanding as of June 27, 2019, as reported in the Issuer’s registration statement on Form S-3 (File No. 333-232439) filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, plus the Class A Common Units that GSO Rodeo may acquire upon the conversion of its Preferred Units.

The aggregate number and percentage of Class A Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of securities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, GSO Rodeo holds 12,668,389 Preferred Units. GSO Rodeo Holdings Associates LLC is the general partner of GSO Rodeo. GSO Holdings I L.L.C. is the managing member GSO Rodeo Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP, L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by GSO Rodeo.

Each such Reporting Person may be deemed to beneficially own the Class A Common Units beneficially owned by GSO Rodeo, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than GSO Rodeo to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Class A Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons (other than GSO Rodeo to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of such Class A Common Units.

Any beneficial ownership of Class A Common Units by any of the persons listed on Schedule I is set forth on Schedule I attached hereto. In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group Inc., whose ownership of securities is disaggregated from that of the rest of The Blackstone Group Inc. and its other affiliates in accordance with the Release.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in the past 60 days in Class A Common Units.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

Class A Convertible Preferred Units

The terms of the Preferred Units are set forth in the Partnership Agreement.

The Preferred Units rank senior to all classes and series of limited partner interests of the Issuer with respect to distribution and/or liquidation rights. The Preferred Units vote on an as-converted basis with the common units and have certain other class voting rights, including with respect to (i) any amendment to the Partnership Agreement that would be adverse to any of the rights, preferences or privileges, or otherwise modifies the terms, of the Preferred Units; (ii) the Issuer making an election to be treated as a corporation for U.S. federal tax law purposes; (iii) the Issuer entering into any agreement that restricts its ability to pay distributions on the Preferred Units, other than any amendment to the Issuer’s current credit agreement or supplement to its current indenture or any subsequent credit agreement or indenture, provided that the restrictions on the Issuer’s ability to pay distributions set forth in such amendment, supplement or subsequent agreement shall be no more restrictive than those set forth in the current credit agreement and the current indenture, respectively; (iv) paying aggregate distributions in excess of $20 million on any limited partner interests of the Issuer that rank junior to the Preferred Units with respect to rights upon distribution and/or liquidation (including the Class A Common Units) to the extent funded with proceeds of (a) borrowings, refinancings or refundings of indebtedness or sales of debt securities by the Issuer and/or its subsidiaries (other than working capital borrowings intended to be repaid within 12 months from the date of incurrence), (b) sales of securities in the Issuer or (c) sales or dispositions of assets of the Issuer or its subsidiaries; (v) incurring any indebtedness for borrowed money to the extent such incurrence would result in the Issuer’s consolidated indebtedness exceeding 7.0x the Issuer’s trailing four-quarters Adjusted Consolidated EBITDA (as defined in the Issuer’s current credit agreement), unless the aggregate Issue Price of the Preferred Units then outstanding is less than $200 million; (vi) issuing any limited partner interests of the Issuer that rank pari passu to the Preferred Units with respect to rights upon distribution and/or liquidation, subject to certain exceptions, or (vii) issuing any limited partner interests of the Issuer that rank senior to the Preferred Units with respect to rights upon distribution and/or liquidation.

Each holder of the Preferred Units may elect to convert all or any portion of its Preferred Units into Class A Common Units initially on a one-for-one basis, subject to customary adjustments and an adjustment for any distributions on such Preferred Units that have accrued and accumulated but are unpaid (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter) after the second anniversary of the Preferred Unit Closing Date (or earlier upon a change of control, liquidation, dissolution or winding up of the Issuer), provided that such holder converts a number of Preferred Units having an aggregate Issue Price of at least $50 million or if the aggregate Issue Price of all of such holder’s Preferred Units is less than $50 million, then all of such holder’s remaining Preferred Units. If at any time certain creditors or counterparties of GSO Rodeo or Rodeo Finance Aggregator LLC, the other purchaser of Preferred Units (together with GSO Rodeo, the “Purchasers”), exercise certain rights or remedies in respect of any pledged Preferred Units, then such pledged Preferred Units may be immediately converted into Class A Common Units by such creditors or counterparties at the conversion rate.

With respect to any quarter (or portion thereof) ending on or prior to March 1, 2019 (the “PIK Period”), the Issuer paid to holders of Preferred Units a cumulative, quarterly distribution in arrears (a “Preferred Unit Distribution”) at an annual rate of 8.75% ($0.7374 per Preferred Unit per quarter) (the “Distribution Amount”) on all Preferred Units then outstanding, in cash, Preferred Units (“PIK Units”), or in a combination of PIK Units and cash. For any quarter ending after the PIK Period, the Issuer paid or will pay to the holders of Preferred Units in cash a Preferred Unit Distribution equal to the Distribution Amount. The number of PIK Units paid in respect of any Preferred Unit Distribution was equal to the quotient of (i) the Distribution Amount (or portion thereof paid in PIK Units) divided by (ii) the Issue Price, rounded down the nearest whole PIK Unit.

If the Issuer fails to pay in full in cash a Preferred Unit Distribution after the PIK Period (a “Distribution Default”) in respect of any quarter (or applicable portion thereof), then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, the Issuer will not be permitted to (a) declare or make any distributions (subject to a limited exception for pro rata distributions on the Preferred Units and parity securities), redemptions or repurchases of any limited partner interests of the Issuer that rank junior to or pari passu with the Preferred Units with respect to rights upon distribution and/or liquidation (including the Class A Common Units), or (b) issue any such parity securities. If there is a Distribution Default in respect of any two quarters, whether or not consecutive, then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, the Distribution Amount will be reset to a cash amount per Preferred Unit equal to the amount that would be payable per quarter if a Preferred Unit accrued interest on the Issue Price at an annualized rate equal to the then-current annualized distribution rate plus 2.00%. In addition, if there is a Distribution Default in respect of any three quarters, whether or not consecutive, then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, each of the Purchasers will have the right to appoint a director to the board of directors of the General Partner.

For a period of 30 days following (i) the fifth anniversary of the Preferred Unit Closing Date and (ii) each subsequent anniversary of such date, the holders of Preferred Units, upon approval of the holders of not less than 50% of the outstanding Preferred Units (including each of the Purchasers for so long as such Purchaser and its affiliates owns at least 25% of the outstanding Preferred Units), may make a one-time election to reset the Distribution Amount (a “Rate Reset Election”) to a cash amount per Preferred Unit equal to the amount that would be payable per quarter if a Preferred Unit accrued interest on the Issue Price at an annualized rate equal to the greater of (a) 10.75%, if the Class A Common Units are trading at a price that is less than 110% of the Issue Price, or (b) three-month LIBOR plus 7.50%.

Upon the occurrence of a Rate Reset Election, the Issuer may redeem for cash all or any portion of the Preferred Units (but not less than a number of Preferred Units having an aggregate Issue Price of $200 million (or such lesser number of Preferred Units, if the redemption is for all outstanding Preferred Units) and allocated on a pro rata basis (unless agreed otherwise by the holders thereof)), for an amount per Preferred Unit equal to such Preferred Unit’s liquidation value (equal to the sum of (i) the Issue Price, plus (ii) any accrued and accumulated but unpaid distributions on such Preferred Unit, plus (iii) a prorated Preferred Unit Distribution in respect of the current quarter, plus (iv) if the payment date for the Preferred Unit Distribution payable with respect of the immediately preceding quarter has not yet occurred, then the unpaid Preferred Unit Distribution with respect to the immediately preceding quarter (clauses (iii) and (iv), together, the “Unpaid Partial Period Distributions”)), multiplied by (i) 110%, prior to the seventh anniversary of the Preferred Unit Closing Date, and (ii) 105% thereafter.

The Issuer will have the right to cause the conversion of Preferred Units (each such conversion, a “Forced Conversion”) into Class A Common Units at the conversion rate then in effect from time to time after the third anniversary of the Preferred Unit Closing Date (the “Forced Conversion Right”), subject to certain conditions with respect to the closing price and average daily trading volume of the Class A Common Units during the period preceding notice of any such Forced Conversion and provided that the Issuer has an effective registration statement on file with the SEC covering resales of the Class A Common Units issuable upon any such Forced Conversion. The Issuer will not be permitted to force the conversion of a number of Preferred Units representing in the aggregate more than one-third of the Preferred Units issued on the Preferred Unit Closing Date in any consecutive twelve-month period, and each Forced Conversion must be for an aggregate amount of Preferred Units convertible into Class A Common Units with a value of at least $100 million, based on the closing price of the Class A Common Units on the trading day immediately preceding notice of such Forced Conversion. In addition, if the aggregate Issue Price of all outstanding Preferred Units is less than $20 million, then the Issuer will have the right, at any time after the third anniversary of the Preferred Unit Closing Date, at its option, to cause each outstanding Preferred Unit to be converted into Class A Common Units at a conversion rate equal to the greater of (i) the conversion rate then in effect and (ii) the quotient of the (a) Issue Price, divided by (b) 95% of the volume-weighted average price of Class A Common Units for the 30 trading days ending on the trading day immediately preceding the date that the Issuer notifies the holders of outstanding Preferred Units of such conversion.

Immediately prior to the consummation of a change of control event in which more than 90% of the consideration payable to the holders of the Class A Common Units is payable in cash, the Preferred Units will automatically convert into Class A Common Units at a conversion ratio equal to the greater of (a) the then applicable conversion rate and (b) the quotient of (i) the sum of (x) the product of (A) the sum of (1) the Issue Price, plus (2) any accrued and accumulated but unpaid distributions on the Preferred Units, multiplied by (B) a premium factor (ranging from 115% to 101% depending on when such transaction occurs) plus (y) any Unpaid Partial Period Distributions, divided by (ii) the volume weighted average price of the Class A Common Units for the 30 trading days ending on the trading day immediately preceding the execution of definitive documentation relating to such change of control.

In connection with all other change of control events, each holder of the Preferred Units may elect to (a) convert all of its Preferred Units into Class A Common Units at the then applicable conversion rate, (b) if the Issuer is not the surviving entity (or if the Issuer is the surviving entity, but the Class A Common Units will cease to be listed), require the Issuer to use commercially reasonable efforts to deliver or cause to be delivered a substantially equivalent security in the surviving entity or the parent of the surviving entity (or if the Issuer is unable to cause such substantially equivalent securities to be issued, to cause its Preferred Units to be converted into Class A Common Units in accordance with clause (a) above, exchanged in accordance with clause (d) below or converted at a specified conversion rate), (c) if the Issuer is the surviving entity, continue to hold the Preferred Units or (d) require the Issuer to exchange the Preferred Units at a price per unit equal to the sum of (i) the product of (x) 101% and (y) the Issue Price plus (ii) accrued and accumulated but unpaid distributions on such Preferred Unit plus (iii) any Unpaid Partial Period Distributions, paid in cash or, if the Issuer so elects, Class A Common Units valued at 95% of the volume-weighted average price of the Class A Common Units for the 30 consecutive trading days ending on the fifth trading day immediately preceding the closing date of such change of control.

Registration Rights Agreement

On September 1, 2017, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers relating to the registered resale of (i) Class A Common Units issuable upon conversion of the Preferred Units and (ii) the Preferred Units. Pursuant to the Registration Rights Agreement, with respect to Class A Common Units, the Issuer has agreed to use its commercially reasonable efforts to (a) prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) (the “Common Unit Registration Statement”) and (b) cause the Common Unit Registration Statement to be declared effective no later than September 1, 2019, and with respect to the Preferred Units, (a) upon written notice by the Purchasers, prepare and file a registration statement under the Securities Act (the “Preferred Unit Registration Statement”) to permit the resale of the Preferred Units and (b) cause the Preferred Unit Registration Statement to be declared effective no later than the later of (x) September 1, 2018 and (y) 180 days following the Issuer’s receipt of such notice. In accordance with the terms of the Registration Rights Agreement, the Issuer filed a Common Unit Registration Statement on Form S-3 (Registration No. 333–232439), which was declared effective by the SEC on July 10, 2019.

In certain circumstances, the Purchasers will have piggyback registration rights as described in the Registration Rights Agreement.

Board Observers Agreement

On September 1, 2017, the Issuer and the General Partner entered into a Board Observers Agreement with the Purchasers (the “Board Observers Agreement”). Pursuant to the Board Observers Agreement and subject to certain limitations set forth therein, each Purchaser will be permitted to designate an observer to the board of directors of the General Partner for so long as each Purchaser or its affiliates continue to own at least $200.0 million of the Preferred Units. As of the date of this filing, Michael Zawadzki, a Senior Managing Director of GSO Capital Partners LP currently serves as an observer to the board of directors of the General Partner pursuant to the rights granted in the Board Observers Agreement.

The above descriptions of the Partnership Agreement, Registration Rights Agreement and Board Observers Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements and documents, copies of which are filed as Exhibits C through G, respectively, to this Schedule 13D and which are incorporated by reference herein.

Senior Notes of the Issuer

An account managed by an indirect subsidiary of The Blackstone Group Inc. currently hold an aggregate of $1 million principal amount of the Issuer’s senior unsecured notes.

Item 7. Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement by and among the Reporting Persons (filed herewith).

Exhibit B Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit C Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy L.P. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2011).

Exhibit D First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated September 1, 2017 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2017).

Exhibit E Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated December 31, 2017 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2018).

Exhibit F Registration Rights Agreement, dated September 1, 2017, by and among Genesis Energy, L.P., GSO Rodeo Holdings LP and Rodeo Finance Aggregator LLC (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2017).

Exhibit G Board Observer Agreement, dated September 1, 2017, by and among Genesis Energy, L.P., GSO Rodeo Holdings LP and Rodeo Finance Aggregator LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2017).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2019

GSO RODEO HOLDINGS LP
By: GSO Rodeo Holdings Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO RODEO HOLDINGS ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner
By: The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.
By: The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The business address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

Joan Solotar	Senior Managing Director — Head of Private Wealth Solutions and External Relations of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Units.